DATA DEMONSTRATES KEY GENES RESPOND DIFFERENTLY TO COPAXONE® (glatiramer acetate injection) VERSUS A PURPORTED GENERIC GLATIRAMER ACETATE

Multiple genes associated with potential therapeutic effects expressed differently: Gene expression analysis provides insight into variability

Jerusalem, January 13, 2014 – Teva Pharmaceuticals Industries Ltd. (NYSE: TEVA) today announced the publication of data that demonstrates significant differences in biological and immunological effects between COPAXONE® (glatiramer acetate, GA) and a purported generic glatiramer acetate (GA), marketed in India, (Glatiramer®, Natco Pharma, Ltd., Hyderabad, India), with potential clinical ramifications.

The data, published in the online scientific journal PLOS ONE, are the results of gene expression analysis from mouse splenocytes (white blood cells found in the spleen) exposed to either COPAXONE® or the purported generic GA. The study demonstrated a predictable and therapeutically-aligned impact of COPAXONE® on genes associated with key immune response-related cells. This is in contrast to a significantly different and irregular impact on genes associated with these cells by the purported generic GA.

The cells identified in this study included regulatory T cells (Tregs), which control immune and auto-immune responses, and myeloid lineage cells — the precursors of many immune response cells. The gene expression impact and variability of the purported generic GA indicates different biological effects of these drugs.

“The data from this paper shows the possible significant ramifications of changes in physiochemical properties between COPAXONE® and a purported generic GA.” Said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd, and one of the study authors. “This study suggests a distinct potential difference in the impact of a purported generic GA on the immune system of patients, with possible implications on efficacy and safety in RRMS patients. Teva believes the only way to truly understand the impact of these differences is by conducting a full battery of clinical studies.”

The analysis found that COPAXONE® increases levels of FOXP3 more consistently and effectively than the purported generic GA. FOXP3 is a key factor controlling the development and function of Tregs, which may help suppress harmful autoimmunity in MS patients. Additional genes associated with these beneficial Tregs were also increased to a greater extent by COPAXONE® relative to the purported generic GA. The extent to which this differential impact on Tregs might affect patient response remains unknown.

The purported generic GA was also found to increase the expression of genes associated with myeloid lineage cells, such as monocytes and macrophages, to a greater extent than COPAXONE®. These cells play an important role in the immune systems of healthy people, but can also contribute to the worsening of RRMS. Without clinical trials, the extent to which the increased impact of the purported generic GA on myeloid lineage cells might alter clinical outcomes in RRMS patients remains unknown.

The study also shows that COPAXONE® has a more consistent biological impact across batches than the purported generic GA. A high degree of consistency was found across 34 samples from 30 different COPAXONE® batches. This compares with a high level of inconsistency across only 11 samples representing just 5 different batches of the purported generic GA.

“This extensive analysis indicates, in my view, a concerning lack of consistency and predictability in the purported generic GA’s effect on key elements of the murine immune system. Furthermore, variability seen in the expression of certain genes, from one batch of the purported generic GA to another, raises the possibility that patients may not receive the same treatment effect with each dose.” Said Dr. Ben Zeskind, CEO, Immuneering Corporation, and co-author of the study.

The full data analysis can be found by visiting PLOS ONE. Teva employees are among the authors of the published article; the research was commissioned and funded by Teva.

ABOUT THE STUDY
The study, co-authored by investigators from both Teva and Cambridge, MA-based Immuneering Corporation, used transcriptional profiles to compare a branded medicine to a purported generic version of the same medicine, robustly characterizing differences in biological impact. Multiple analytical methods were combined to determine whether differentially expressed genes result from random variation, or point to consistent differences in biological impact of the purported generic GA compared to the branded medicine. These methods were applied to analyze gene expression data from mouse splenocytes exposed to either COPAXONE® or the purported generic GA. The full study manuscript can be accessed here:

http://www.plosone.org/article/info%3Adoi%2F10.1371%2Fjournal.pone.0083757

ABOUT COPAXONE®
According to the National Multiple Sclerosis Society (NMSS), multiple sclerosis impacts 2.3 million people worldwide.

COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, the most common form of MS, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at http://copaxone.com/pdfs/PrescribingInformation.aspx. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®
Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.

Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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